

03 APR 22 AM 7:21


03022338

SUPPL

US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 1-4
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

10 April 2003

Dear sir/madam

Kidde plc - SEC File No 82-5153

As required by Rule 12g 3-2(b), I attach update material made public in February and March 2003.

Yours faithfully

S C Hornbuckle
Assistant Secretary
Kidde plc

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

dlw 6/5



Press Release

10 February 2003

Board Appointment

Kidde plc is pleased to announce the appointment of Norman Askew to the Board as non-executive Deputy Chairman. He brings to the Company a wide international business experience as well as an in-depth knowledge of the engineering market. Mr Askew will become non-executive Chairman of Kidde plc when Sir Nigel Rudd steps down from the board at the end of the 2003.

Sir Nigel Rudd, Chairman, said: "In November 2003 I will have been Chairman of Kidde for 3 years, after 18 years as Chairman of Williams. Since demerger, the Company has established itself as a successful independent business with a strong management team, which has met market expectations in extremely challenging conditions.

I think it is appropriate to plan to hand over my responsibilities at the end of this year and I am therefore delighted that Norman Askew is to join the Company as non-executive Deputy Chairman. His distinguished executive career and senior board level experience will be invaluable to Kidde and he is the ideal candidate to succeed me as Chairman."

Enquiries:

Kidde plc **+44 (0) 1753 689 848**
Michael Harper, Chief Executive
John Nicholas, Group Finance Director

Finsbury Group **+44 (0) 20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

A copy of this announcement is available at www.kidde.com



Press Release

19 February 2003

Kidde Wins Major Airbus A380 Contract

Kidde plc, the global fire and safety group, announces that its subsidiary, Fenwal Safety Systems, has been selected to provide the Overheat Detection System on the prestigious Airbus A380 programme.

The system will employ Kidde's Fenwal brand of overheat detection product, to monitor the ducts taking hot air from the engines to the air conditioning and de-icing systems providing detection of airframe overheat conditions. It will be the largest such system ever developed for a commercial airliner. Fenwal overheat detection is standard equipment on almost all Airbus aircraft.

The value of the contract will be about $50 million over the life of the project. The 555 seat A380, Airbus' newest and largest aircraft, will enter service in 2006. To date, ten customers have announced orders and commitments for a total of 103 A380s.

Commenting on the contract award, Michael Harper, Kidde's chief executive, said:

"The new A380 aircraft represents an important advance in commercial aviation and I am delighted that Kidde will be contributing to its state-of-the-art technology. Not only is it a demonstration of the depth of our technical capability but it reinforces our valued relationship with Airbus."

Enquiries:

Kidde plc — **+44 (0)1753 689848**
Michael Harper, Chief Executive
John Nicholas, Finance Director

Finsbury Group — **+44 (0)20 7251 3801**
Edward Orlebar
Charlotte Hepburne-Scott

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification of purchases under Kidde Bonus Investment Plan

7) Number of shares/amount of stock acquired

435 shares (Deferred Award) and 725 shares (Matching Award)

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10p each

12) Price per share

61.436 pence (average of all purchases, including those made on 14 March

2003)

13) Date of transaction

17 March 2003

14) Date company informed

20 March 2003

15) Total holding following this notification

538,457 (including 3,000 non beneficial)

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

Interests arise from Deferred Awards and Matching Awards made under the Kidde Bonus Investment Plan. Awards are conditional on the shares being held in Trust for three years from purchase. Further purchases were needed in addition to those made on 14 March 2003 in order to invest participants' bonus residues.

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary

Date of Notification 20 March 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Kidde plc

2) Name of director

John Michael Harper

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification of purchases under Kidde Bonus Investment Plan

7) Number of shares/amount of stock acquired

54,176 shares (Deferred Award) and 90,293 shares (Matching Award)

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10p each

12) Price per share

61.93 pence (average)

13) Date of transaction

14 March 2003

14) Date company informed

14 March 2003

15) Total holding following this notification

537,297 (including 3,000 non beneficial)

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

Interests arise from Deferred Awards and Matching Awards made under the Kidde Bonus Investment Plan. Awards are conditional on the shares being held in Trust for three years from purchase.

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Secretary

Date of Notification 14 March 2003

24 March 2003

Kidde plc - 2002 Annual Review, Annual Report and Accounts, Notice of AGM to be held on 29 April 2003 and Form of Proxy

Copies of the above documents have today been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS Tel. no. (0)20 7676 1000

Enquiries:

S C Hornbuckle
Assistant Secretary
Tel: 01753 766243
Fax: 01753 689309

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Kidde plc

2) Name of director

John Michael Harper (JMH) and John Edward Nicholas (JEN)

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

No

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Notification of award under Kidde Performance Share Plan

7) Number of shares/amount of stock acquired

-

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 10p each

12) Price per share

N/A

13) Date of transaction

5 March 2003

14) Date company informed

5 March 2003

2.

15) Total holding following this notification

N/A

16) Total percentage holding of issued class following this notification

N/A

If a director has been granted options by the company please complete the following boxes

17) Date of grant

5 March 2003

18) Period during which or date on which exercisable

Within ten years from the date of grant, subject to achievement of the required performance target.

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

JMH 818,482 shares; JEN 459,821 shares. (All ordinary shares of 10p each)

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

JMH 3,967,410 shares; JEN 2,202,535 shares.

23) Any additional information

Interests arise from conditional awards made under the Kidde Performance Share Plan. Awards will not vest unless the percentage growth in the Company's earnings per share (EPS) over the Performance Period (three financial years) is at least 4% pa. For growth of 10% or more awards will vest in full. For growth between 4% and 10%, awards will vest on a sliding scale.

24) Name of contact and telephone number for queries

Steve Hornbuckle 01753 766243

25) Name and signature of authorised company official responsible for making this notification

3. Steve Hornbuckle, Assistant Secretary

Date of Notification 5 March 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 775245	4,016,045
HSBC Global Custody Nominee (UK) Ltd A/C 130007	306,300
HSBC Global Custody Nominee (UK) Ltd A/C 357206	17,572,566
HSBC Global Custody Nominee (UK) Ltd A/C 866203	1,132,971
HSBC Global Custody Nominee (UK) Ltd A/C 916681	43,400
HSBC Global Custody Nominee (UK) Ltd A/C 754612	499,000
HSBC Global Custody Nominee (UK) Ltd A/C 360509	854,167
	24,424,449

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

2,265,189 shares

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

12 March 2003

11) Date company informed

17 March 2003

12) Total holding following this notification

24,424,449 shares

13) Total percentage holding of issued class following this notification

2.94%

14) Any additional information

15) Name of contact and telephone number for queries

Steven Hornbuckle, Assistant Company Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Company Secretary

Date of notification 18 March 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Kidde plc

2) Name of shareholder having a major interest

Legal & General Group Plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4) Name of the registered holder(s) and, if more than one holder, the Number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 775245	4,016,045
HSBC Global Custody Nominee (UK) Ltd A/C 130007	306,300
HSBC Global Custody Nominee (UK) Ltd A/C 357206	18,099,087
HSBC Global Custody Nominee (UK) Ltd A/C 866203	1,132,971
HSBC Global Custody Nominee (UK) Ltd A/C 916681	43,400
HSBC Global Custody Nominee (UK) Ltd A/C 754612	499,000
HSBC Global Custody Nominee (UK) Ltd A/C 360509	854,167
	24,950,970

5) Number of shares/amount of stock acquired

-

6) Percentage of issued class

-

7) Number of shares/amount of stock disposed

-

8) Percentage of issued class

-

9) Class of security

Ordinary shares of 10p each

10) Date of transaction

26 March 2003

11) Date company informed

28 March 2003

12) Total holding following this notification

24,950,970 shares

13) Total percentage holding of issued class following this notification

3.00%

14) Any additional information

15) Name of contact and telephone number for queries

Steven Hornbuckle, Assistant Company Secretary, Kidde plc, 01753 766243

16) Name and signature of authorised company official responsible for making this notification

Steve Hornbuckle, Assistant Company Secretary

Date of notification 31 March 2003



Press Release

5 March 2003

Kidde plc
Preliminary results for the year ended 31 December 2002

Kidde plc, the global fire and safety group, today announces its results for the year to 31 December 2002.

Highlights

- Sales £879.7m (£901.0m in 2001)
- Divisional profit £105.2m (£108.6m in 2001) [1]
- Divisional margin steady at 12%
- Operating profit £81.1m (£91.6m in 2001)
- Operating cash flow equivalent to 105% of operating profit
- Net debt reduced to £293.2m, interest cover improved to 4.4 times [2]
- Contribution from Associates improved by £11.3m to £7.8m
- Adjusted EPS 7.8p, up 6.8%, basic EPS 5.6p, up 9.8%
- Final dividend proposed 1.7p per share, giving a total of 2.55p per share for the year, both up 6.25%
- Year end order book similar to year ago levels

Michael Harper, Kidde's Chief Executive, commented:

"We are pleased to have improved our adjusted EPS by 6.8%, on sales that were down 2.4% to £879.7m, especially in a year which included a significant decline in the aerospace market and increased economic uncertainty in most other areas.

"Stronger performances from our Residential & Commercial and European Fire Protection divisions, together with effective cost management within our Aerospace and North American Fire Protection businesses, maintained Group margins at 12%.

"While we face a challenging year ahead, we have a sound platform with a steady order book and a better balance of profit contributions from our main divisions. The continuing investment in product innovation and focus on cost management are expected to enhance our market positions and support our ambition to resume organic sales growth. We are pleased with the very encouraging trading experience of the first two months of the year."

1 Operating profit before exceptional items, acquisition reorganisation costs and goodwill amortisation
2 Interest excluding Associates and exceptional items

Enquiries

Kidde plc Michael Harper, Chief Executive John Nicholas, Group Finance Director	+44 (0) 1753 689 848
Finsbury Group Edward Orlebar Charlotte Hepburne-Scott	+44 (0) 20 7251 3801

A copy of this announcement is available at www.kidde.com



Chief Executive's summary of results

The Group has done well in a difficult environment. Strong growth in the sales of consumer products in the last quarter and solid growth in Europe combined to mitigate the declines in Aerospace and the industrial business in North America, so that overall sales were down 2.4% to £879.7m. Aggressive cost management and effective reorganisation in key parts of the Group limited the divisional profit decline to 3.1%, to £105.2m. Strong cash flow at 105% of operating profit was achieved, contributing to a reduction in net debt to £293.2m and funding a further £19.2m investment in infill acquisitions. One-off exceptional costs of £14.4m were partly offset by a considerable improvement in contribution from Associates. These factors combined with an improved tax structure and lower interest payable, resulted in EPS growth of 9.8%. On an adjusted basis, the EPS growth was 6.8% to 7.8p.

The Residential & Commercial division experienced a strong recovery in demand in the last quarter as a result of improved positions through all market channels and a positive response by consumers to the marketing programmes implemented earlier in the year. The European Fire Protection division saw solid growth in sales, with a good contribution from recent acquisitions adding to the result. These divisions' results, combined with steady growth in military markets, almost offset the consequences of very challenging conditions in civil Aerospace, where sales declined by 22%, and the continued weakness in the North American markets for our industrial products.

The Residential & Commercial division succeeded in improving its cost structure and manufacturing efficiencies which, when combined with tight overhead control, produced an improvement in margins to 11.9%. Stringent cost management was effective in improving the margins in the North American and European Fire Protection divisions to 11.4% and 5.7% respectively. Effective cost management in Aerospace restricted the margin decline in the Aerospace, Specialist and Emerging Markets division, which produced a margin of 21.8%. Overall Group margins were held at 12%.

The infill acquisition programme continued during the year and a total investment of £19.2m was made, including net debt acquired. The addition of Ajax in the Netherlands, the largest of the acquisitions, made a good sales contribution to the European Fire Protection business in the last quarter of the year.

The Group continued to demonstrate its good cash flow characteristics, converting 105% of operating profit to operating cash and reducing net debt to £293.2m. During the year short term debt was refinanced through a private placement with UK and US insurance companies. Total net interest fell by £3.5m to £31.0m and interest cover, excluding associates and exceptional costs, improved from 4.1 to 4.4 times.

The associates made a much improved after-tax profit contribution of £7.8m (2001 £3.5m loss), with Baxi in particular benefiting from improvements resulting from the reorganisations undertaken and expensed in 2001.

Adjusted EPS was up 6.8% to 7.8p and basic EPS was up 9.8% to 5.6p. The Board is proposing a final dividend of 1.7p, making 2.55p for the year, representing an increase of 6.25% over 2001. Subject to shareholder approval at the AGM on 29 April 2003, the final dividend will be paid on 23 May 2003 to shareholders on the register on 2 May 2003.



Aerospace, Specialist and Emerging Markets
The division was affected by reduced civil aerospace market demand following the events of September 11, 2001. Sales for the division fell by 12% to £211.8m, while profit declined by 21.3% to £46.2m, largely as a result of significant changes in civil aerospace, which were partially offset by improvements in the defence business. A programme of business reorganisation and firm cost controls contained the decline in margins from 24.3% to 21.8%. This included a write off of approximately £1m as a result of the suspension of the Fairchild Dornier 728 project.

Civil Aerospace
The Group's total civil aerospace business declined 22% to £60m.
Civil aerospace OEM markets declined as the large aircraft manufacturers cut back their build rates. The regional jet market was more resilient and Kidde's strong position in the supply of fire protection to this sector resulted in good sales growth. Overall the OEM business declined by 28% in the year.

The effect of the reductions in airline capacity on Kidde's aftermarket business was partially offset by continuing demand from retrofit programmes, but overall sales declined by 16%. The Class D cargo bay upgrade business is an example of these retrofits and orders were received from aircraft operators around the world, including the US Navy, as they adopted the new standards of protection. Kidde was also selected to retrofit the smoke detectors of two major US airlines.

Defence
Demand for military aircraft, vehicles and bridges remained strong and Kidde's sales to this sector grew by 7% to £67m. The F-18 E/F, C-17 and F-22 aircraft programmes were important features of 2002 sales and the award of the contract for the complete fire protection systems of the F-35 Joint Strike Fighter project will be a feature in future years as it completes development and enters production. The military vehicle business continued to grow with the Interim Armored Vehicle in the US now in full production and other programmes such as those in Greece and Turkey adding to the 2002 performance. WFEL made first deliveries on its two major bridge programmes, the UK MOD Air Portable Ferry Bridge and the Dry Support Bridge for the US Army, both of which will make an even more important contribution in 2003.

Specialist
The Combustion Controls business was affected by a steep decline in demand for US power generation equipment and a flat market for heating equipment in the USA, so that sales declined by almost 15% to £47m. New products were introduced, including low NO_x burner products to meet new environmental standards and a broader range of flame safeguard controls targeted at the process heating market.

Emerging Markets
After a good start to the year, the Brazilian economy was affected by the political change in October, with investment projects delayed into 2003. Kidde's Argentine business, which is focused on the petrochemicals sector, recorded better results than in 2001 despite the adverse effects of exchange rates. The South American business as a whole fell short of levels achieved in 2001 and sales were £18.4m.

Asia Pacific continued to experience poor levels of investment in telecommunications, but achieved some growth in petrochemicals. Despite the absence of major project sales the business advanced by 14% to £19.2m, with Vijay in India making its first full year contribution.


Kidde

Residential & Commercial
After a slow start to the year, the positive development of Kidde's position with key retailers in North America, together with second half investment in improving customer safety awareness, resulted in a successful year. Organic sales growth was 4.9% and total sales were £140.0m. Divisional profit grew 38% to £16.7m.

Continued penetration of international markets was also achieved, with notable sales growth in the UK where the scope of the product offering was greatly enlarged, helping to improve the position with retailers such as B&Q. Similarly in Canada sales grew well and Kidde now leads the market for home safety products.

New packaging and point of sale displays that give a consistent look across the product range have supported the marketing strategy and are designed to make it easier for consumers to select the appropriate products for their needs. These developments have been positively supported by retailers and have contributed to building customer relations and an improving product mix.

Sales to the commercial sector also grew throughout North America, as legislation drove demand in the new-build sector and the channels to this important sector were strengthened. Changes in regulation, particularly as they related to the requirement for carbon monoxide monitoring, were a growth driver in all channels.

During the year considerable attention was given to reducing procurement costs, improving supply chain management and, when combined with tight controls on overhead spend, the division produced a notable improvement in margins, which rose from 8.7% to 11.9%.



Industrial Fire Protection
In total, industrial fire protection sales were maintained at £565.5m, of which £214.9m was in North America, £313.0m in Europe and the balance in Emerging Markets. Although the markets served are global, they are managed regionally to provide a local presence to customers and to manage compliance with differing national approval processes.

The North American division experienced very challenging trading conditions that resulted in an 11% decline in sales. Effective cost management restricted the margin decline, resulting in a profit of £24.5m and an increase in margin of 0.9% to 11.4%. Telecommunications and data storage remained very depressed and the gaseous extinguishing business suffered from increased competitive pressure.

The European division made good progress, with total sales increasing by 12.4% to £313.0m. General attention to cost management and the benefits of previous investment in reorganisations in the UK, Italy and Spain contributed to the significant improvement in divisional profit, up by 42.4% to £17.8m, representing a margin improvement of 1.2% to 5.7%. The full year effect of Fire Protection Services (FPS) was a significant contributor to growth and the acquisition of Ajax, a leading fire protection systems and service company in the Netherlands, performed better than expected in the last quarter.

The six major end user markets experienced differing conditions:
- Petrochemicals – the sector provided good levels of business for both fire protection and fire fighting products in American and European markets as well as exports to the oil and gas producing regions. In both Brazil and Argentina the oil companies invested in their infrastructures and the local Kidde subsidiaries were well placed to provide good support for the sale of appropriate Kidde products into these projects.
- Commercial and industrial buildings – these sectors were steady overall, with the US markets remaining level while good growth was achieved in Europe where the full year effect of FPS, acquired in March 2001 and now integrated into the UK business, contributed to the good growth achieved. Increased competition from alternative sources of FM-200 used in fixed suppression systems depressed revenue in this sector of the market, despite some offset from Halon replacement activity. In Europe there was also with good growth in Sweden and a much improved performance from Autronica in Norway. There was a small decline in Germany.
- Industrial plant and process protection – this sector suffered from delays in investment decisions in North and South America.
- Power generation – in contrast to the growth experienced in 2001 from this market, demand slowed notably, particularly in North America. This was partly offset by growth in Europe.
- Telecommunications and data storage – markets around the world saw lower levels of business than the previous year.
- Fire brigades – some market share gains in North America offset the underlying slowdown in the sector, while in Europe sales were steady, except for fire truck sales to the sector. Advances in market share were achieved in fire fighting foam. Fire hose technology is being applied to industrial pipelines, which also experienced good growth.

Investment in new products continued despite the difficult conditions. New Halon replacement products were introduced in North America that have global application, particularly as European customers are required to remove all Halon from use in


Kidde

2003. The techniques used in manufacturing fire hose have led to success in supplying specialist hose for industrial and military applications. New CCTV based flame detection devices were launched that have wide appeal, including the monitoring of road and rail tunnels, where there is renewed interest in improving safety following several major incidents in recent years. Success with such projects requires technical and marketing coordination between the main industrial divisions.



Corporate Issues

Infill acquisitions

The strategy of developing strong local presence with leading technology products continued. The acquisition of Ajax in September 2002 re-established Kidde distribution in Benelux, and the business made a good contribution in the fourth quarter. The acquisition of the fire protection business and assets of Kongsberg Marine in Norway has also enhanced Kidde's marine credentials in Europe.

Exceptional costs

The majority of the exceptional item of £14.4m relates to the settlement cost of the X-It litigation.

Associates

Associated companies produced greatly improved results, in particular at Baxi, which enjoyed strong demand in the UK market for its products. The benefits of the reorganisation projects undertaken in 2001 and lower reorganisation costs in 2002 combined with sales growth to give a much improved profit contribution.

Currency

During the year the Group took advantage of favourable conditions in currency markets to lock in the translation of US$ profit giving an effective exchange rate of $1.42. The Group has established worst case protection at $1.62 for 2003, while also retaining the opportunity to benefit from a recovery in the exchange rate from current levels.

Tax

Tax has been actively managed during the year and the full year effects of measures taken in 2001 have reduced the underlying tax rate to 29%, as expected.

Debt

During the year the Group successfully completed a private placement of US$250m and £30m of unsecured Senior Loan Notes with a group of US and UK insurance companies that was used to refinance the Group's short term debt. The good cash flow contributed to a reduction in net debt to £293.2m (2001 £312.4m) and interest cover excluding associates and exceptionals was 4.4 times (2001 4.1 times).

Corporate Social Responsibility

The Group has maintained its commitment to pursue CSR objectives and has made progress in areas such as procurement, environmental impact, health and safety management, community involvement and communication. Key performance indicators have been established as well as the reporting process. The Annual Report will include a separate CSR report and the information will be updated on the www.kidde.com website.

Pension fund

In common with many other pension funds, the value of the Kidde pension plan assets reduced during the year. The net pension liability, calculated in accordance with the transitional rules of FRS 17 and not reflected in the consolidated balance sheet, increased by £11.4m to £32.0m. Based on the latest actuarial advice, contributions to Group pension schemes are expected to increase by £0.3m in 2003.

Employees

In a year of challenging market conditions with significant reorganisation activity, the commitment and support of staff throughout the organisation has been critical to the progress that has been achieved and their contribution is greatly appreciated. At the end of the year employees totalled 7,895.



Group Outlook

After the changes made in 2002, the Group starts 2003 with the sound platform of an order book at a similar level to that of a year ago and a better balance in the profit contributions across the divisions. The markets Kidde serves are expected to continue to be a challenge, but equally offer opportunities that should help towards a resumption of overall organic sales growth in 2003.

Defence projects are expected to grow and Kidde's selection for the Joint Strike Fighter's fire protection systems confirms its technical leadership in this important aspect of the business. Although it is anticipated that the commercial aerospace OEM business will decline modestly this year, the recent award by Airbus of the bleed air overheat detection system for the new A380 super-jumbo is testament to the underlying strength of Kidde's aerospace activity. The commercial aftermarket is expected to remain steady and benefit from continued contributions from retrofits and upgrades.

The end user markets in petrochemicals and fire fighting should continue to grow and new product introductions will be directed towards these and other sectors offering growth potential. Technical and marketing coordination between the industrial divisions is of continued importance and they will remain focused on growth opportunities.

The consumer safety business is expected to benefit from additional investment in consumer awareness programmes, increasing home safety legislation and a further strengthening of Kidde's position with major retailers in the US. The commercial channels serving the new build and upgrade housing markets are also expected to provide growth opportunities, as will continuing development of the international markets.

The improvements in Kidde's organisation and cost structures implemented last year have begun to deliver the planned results in terms of margin improvements. Further work in this area will be given priority. The track record of good cash flow supports the continued investment in infill acquisitions.

The Associates are expected to make a similar contribution to that of 2002.

The trading experience of the first two months of the year has been very encouraging.



Growth analysis

£m	2002	2001**	Change Total	Change Organic*
Sales				
Aerospace, Specialist & Emerging Markets	211.8	241.8	(12.4)%	(7.7)%
Residential & Commercial	140.0	139.3	0.5%	4.9%
North American Fire Protection	214.9	241.5	(11.0)%	(7.1)%
European Fire Protection	313.0	278.4	12.4%	2.8%
Total Sales	**879.7**	**901.0**	**(2.4)%**	**(2.3)%**
Divisional Profit				
Aerospace, Specialist & Emerging Markets	46.2	58.7	(21.3)%	(16.5)%
Residential & Commercial	16.7	12.1	38.0%	45.2%
North American Fire Protection	24.5	25.3	(3.2)%	1.7%
European Fire Protection	17.8	12.5	42.4%	30.6%
Total Divisional Profit	**105.2**	**108.6**	**(3.1)%**	**(0.4)%**

* Organic change at constant exchange rates and excluding acquisitions
** Restated for business transfers

Consolidated Profit and Loss Account
for the year ended 31 December 2002

	Year ended 31 December 2002			Year ended 31 December 2001		
	Kidde – excluding associates £m	**Associated companies £m**	**Total £m**	Kidde – excluding associates Restated £m	Associated companies £m	Total Restated £m
Turnover						
Continuing operations before acquisitions	**865.8**	-	**865.8**	901.0	-	901.0
Acquisitions	**13.9**	-	**13.9**	-	-	-
Continuing Operations	**879.7**	-	**879.7**	901.0	-	901.0
Divisional profit	**105.2**	-	**105.2**	108.6	-	108.6
Operating exceptional items	**(14.4)**	-	**(14.4)**	(4.6)	-	(4.6)
Acquisition reorganisation costs	**(0.6)**	-	**(0.6)**	(3.7)	-	(3.7)
Goodwill amortisation	**(9.1)**	-	**(9.1)**	(8.7)	-	(8.7)
Operating profit – continuing operations	**81.1**	-	**81.1**	91.6	-	91.6
Continuing operations before acquisitions	**80.8**	-	**80.8**	91.6	-	91.6
Acquisitions	**0.3**	-	**0.3**	-	-	-
Operating profit	**81.1**	-	**81.1**	91.6	-	91.6
Share of operating profit of associated companies	-	**17.5**	**17.5**	-	13.4	13.4
Share of exceptional profit (loss) in associated companies	-	**0.8**	**0.8**	-	(3.4)	(3.4)
Profit before interest and tax	**81.1**	**18.3**	**99.4**	91.6	10.0	101.6
Interest payable less receivable	**(21.9)**	**(9.1**	**(31.0)**	(23.2)	(11.3)	(34.5)
Profit (loss) on ordinary activities before tax	**59.2**	**9.2**	**68.4**	68.4	(1.3)	67.1
Tax on profit (loss) on ordinary activities	**(20.7)**	**(1.4)**	**(22.1)**	(22.8)	(2.2)	(25.0)
Profit (loss) on ordinary activities after tax	**38.5**	**7.8**	**46.3**	45.6	(3.5)	42.1
Equity minority interest	**0.2**	-	**0.2**	-	-	-
Profit (loss) for the financial year	**38.7**	**7.8**	**46.5**	45.6	(3.5)	42.1
Dividends	**(21.2)**	-	**(21.2)**	(19.9)	-	(19.9)
Retained profit (loss)	**17.5**	**7.8**	**25.3**	25.7	(3.5)	22.2
Earnings per share (p)						
Basic			**5.6**			5.1
Adjusted			**7.8**			7.3
Diluted			**5.6**			5.1

Comparative tax charge restated on adoption of FRS 19 (see basis of preparation).

Consolidated Balance Sheet
at 31 December 2002

	2002 £m	2001 Restated £m
Fixed assets		
Intangible assets - goodwill	**121.9**	121.9
Tangible assets	**100.1**	108.2
Investments:		
Associated companies	**24.7**	13.6
Other	**16.4**	18.1
	263.1	261.8
Current assets		
Stocks	**137.2**	151.8
Debtors:		
Falling due within one year	**232.4**	198.8
Falling due after more than one year	**7.1**	3.8
	239.5	202.6
Short-term deposits	**0.9**	0.5
Cash	**18.9**	18.0
	396.5	372.9
Creditors: amounts falling due within one year		
Creditors	**(242.6)**	(208.9)
Short-term borrowings	**(36.8)**	(27.5)
	(279.4)	(236.4)
Net current assets	**117.1**	136.5
Total assets less current liabilities	**380.2**	398.3
Creditors: amounts falling due after more than one year		
Long-term creditors	**(14.2)**	(12.5)
Long-term borrowings	**(276.2)**	(303.4)
	(290.4)	(315.9)
Provisions for liabilities and charges	**(51.7)**	(62.5)
Net assets	**38.1**	19.9
Capital and reserves		
Share capital	**83.1**	82.9
Share premium	**1.0**	-
Profit and loss account	**(46.0)**	(63.2)
Total equity shareholders' funds	**38.1**	19.7
Equity minority interest	**-**	0.2
	38.1	19.9

Comparative deferred tax provision restated on adoption of FRS 19 (see basis of preparation).

Consolidated Cash Flow Statement
for the year ended 31 December 2002

	2002 £m	2001 £m
Net cash inflow from operating activities	**85.1**	123.7
Demerger costs	**-**	(2.3)
	85.1	121.4
Returns on investments and servicing of finance		
Interest received	**0.7**	0.7
Interest paid	**(19.7)**	(23.2)
	(19.0)	(22.5)
Tax paid	**(12.2)**	(19.7)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(13.8)**	(15.9)
Sale of tangible fixed assets	**0.8**	4.1
	(13.0)	(11.8)
Acquisitions and disposals		
Purchase of subsidiary companies	**(13.2)**	(14.6)
Sale of subsidiary companies	**-**	2.6
Payment to Assa Abloy on Yale disposal	**-**	(15.0)
	(13.2)	(27.0)
Equity dividends paid	**(20.4)**	(19.0)
Net cash flow before management of liquid resources and financing	**7.3**	21.4
Management of liquid resources		
Movement in short-term deposits	**0.8**	1.1
Financing		
Share issues	**1.2**	-
Purchase of own shares	**(0.3)**	-
Movement in other loans and finance leases	**(8.9)**	(56.8)
	(8.0)	(56.8)
Movement in cash	0.1	(34.3)

Statement of Total Recognised Gains and Losses
for the year ended 31 December 2002

	2002 £m	2001 Restated £m
Profit for the year:		
Excluding associated companies	**38.7**	45.6
Associated companies	**7.8**	(3.5)
	46.5	42.1
Exchange adjustments on foreign currency net investments (including tax of £2.4m, 2001 £4.9m)	**(8.9)**	(3.4)
Total recognised gains for the year	**37.6**	38.7
Prior year adjustment (see basis of preparation)	**(11.6)**	
Total gain recognised in 2002	**26.0**	

The reported profit for the year is not materially different from the profit on an unmodified historical cost basis.

Reconciliation of Movements in Equity Shareholders' Funds
for the year ended 31 December 2002

	2002 £m	2001 Restated £m
Profit for the year	**46.5**	42.1
Dividends	**(21.2)**	(19.9)
Exchange adjustments on foreign currency net investments	**(8.9)**	(3.4)
Share issues	**1.2**	-
Goodwill on disposals (including associated companies)	**0.8**	5.0
	18.4	23.8
Opening shareholders' funds (as reported)	**31.3**	6.4
Prior year adjustment (see basis of preparation)	**(11.6)**	(10.5)
Opening shareholders' funds (restated)	**19.7**	4.1
Closing shareholders' funds	**38.1**	19.7

Basis of preparation

The preliminary financial statements have been prepared under the historical cost convention as modified by the revaluation of certain fixed assets and in accordance with applicable UK accounting standards. With the exception of the adoption of FRS 19 noted below, the accounting policies have been applied consistently throughout the period.

FRS19 – Deferred Tax – has been adopted for the preparation of the financial statements. FRS 19 requires tax deductible goodwill amortisation to be treated as a timing difference. This was previously treated as a permanent difference. This has resulted in a prior year balance sheet adjustment to increase the deferred tax liability at 31 December 2000 and 2001 of £10.5m and £11.6m respectively and a prior year profit and loss account restatement for the year to 31 December 2001 of £1.1m. The impact on the tax charge for the year to 31 December 2002 was £1.0m.

The preliminary results were approved by the Board of Directors on 4 March 2003. The financial information contained in this announcement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2001, together with an unqualified auditors' report thereon have been delivered to the Registrar of Companies. Statutory accounts for the year ended 31 December 2002 have not yet been delivered to the Registrar of Companies. However, the Annual Review for 2002 will be delivered to all shareholders in the week commencing 24 March 2003 and will be filed with the Registrar of Companies, together with the Annual Report for 2002 with an unqualified auditors' report thereon, following the Annual General Meeting. Copies will be available on the Company's web site at www.kidde.com and on request from the Company Secretary, Kidde plc, Mathisen Way, Colnbrook, Slough, Berks, SL3 0HB.

Business analysis

	2002			2001*		
	Turnover £m	**Profit £m**	**Net Operating assets £m**	Turnover £m	Profit £m	Net operating assets £m
By activity						
Aerospace, Specialist & Emerging Markets	**211.8**	**46.2**	**107.4**	241.8	58.7	122.9
Residential & Commercial	**140.0**	**16.7**	**34.0**	139.3	12.1	36.9
North American Fire Protection	**214.9**	**24.5**	**73.1**	241.5	25.3	85.6
European Fire Protection	**313.0**	**17.8**	**178.6**	278.4	12.5	159.5
	879.7	**105.2**	**393.1**	901.0	108.6	404.9
Operating exceptional items	-	**(14.4)**	-	-	(4.6)	-
Acquisition reorganisation costs	-	**(0.6)**	-	-	(3.7)	-
Goodwill amortisation	-	**(9.1)**	-	-	(8.7)	-
Continuing operations	**879.7**	**81.1**	**393.1**	901.0	91.6	404.9
By geographical origin						
UK	**150.7**	**17.8**	**77.8**	139.1	16.8	68.5
Rest of Europe	**232.3**	**5.9**	**140.5**	204.6	2.5	115.8
North America	**440.7**	**45.4**	**143.2**	508.5	63.8	169.6
Australasia	**5.3**	**(0.1)**	**2.5**	5.6	0.1	2.9
Rest of the World	**50.7**	**12.1**	**29.1**	43.2	8.4	48.1
Continuing operations	**879.7**	**81.1**	**393.1**	901.0	91.6	404.9

The above analysis of turnover shows the geographical segments by origin of products supplied. The turnover of continuing operations by geographical destination was: UK £83.7m (2001 £74.3m), Rest of Europe £207.3m (2001 £190.0m), North America £423.3m (2001 £458.9m), Australasia £11.4m (2001 £10.8m), Rest of the World £154.0m (2001 £167.0m).

Profit on continuing operations* by activity has been shown before charging exceptional operating items, and before allocating acquisition reorganisation costs and goodwill amortisation, to facilitate comparison of the underlying performance. After allocating these costs the divisional profitability was: Aerospace, Specialist and Emerging Markets £43.4m (2001 £55.1m), Residential and Commercial £3.5m (2001 £11.9m), North American Fire Protection £23.1m (2001 £22.8m) and European Fire Protection £11.1m (2001 £1.8m).

* The comparatives for 2001 have been restated for the movement of certain businesses between divisions. The year on year impact of the restatement was not material.

Exceptional items

	2002 £m	2001 £m
Operating exceptional items		
X-IT litigation costs	**(12.9)**	-
Abortive acquisition costs	**(1.5)**	-
Reorganisation costs	**-**	(4.6)
	(14.4)	(4.6)
Non-operating exceptional items		
Share of exceptional profit (loss) in associated companies	**0.8**	(3.4)
	(13.6)	(8.0)

Exceptional items in 2002 comprise an agreement to settle all outstanding litigation concerning X-IT plus costs and interest of £12.9m. In addition, abortive acquisitions of £1.5m were incurred, consisting of due diligence and legal expenses on a transaction which was not completed at a late stage. In addition, the Group's share of profit on disposal of subsidiaries by associated companies was £0.8m (2001 £3.4m loss), and the gain on the deemed disposal on the reduction in the Group's shareholding in Baxi Group Limited from 25.3% to 24.9% of £0.8m, has been offset by £0.8m of goodwill previously offset against reserves.

Exceptional items in 2001 comprise the rationalisation and reorganisation costs incurred in reducing the Group's cost base.

Interest payable less receivable

	2002 **£m**	2001 £m
Interest payable		
Bank overdrafts and loans	**22.4**	23.8
Finance leases	**0.2**	0.1
	22.6	23.9
Interest receivable		
External	**(0.7)**	(0.7)
	(0.7)	(0.7)
Net interest payable before associated companies' interest	**21.9**	23.2
Share of associated companies' interest	**9.1**	11.3
Net interest payable	**31.0**	34.5

Tax

	2002 **£m**	2001 Restated £m
UK corporation tax	**4.5**	31.6
Double tax relief	**(0.4)**	(24.8)
UK deferred tax	**1.6**	1.6
Overseas current tax	**15.3**	18.9
Overseas deferred tax	**(0.3)**	(4.5)
Kidde excluding associated companies	**20.7**	22.8
Share of associated companies' tax	**1.4**	2.2
Total	**22.1**	25.0

Reconciliation of operating profit to net cash flow from operating activities

	2002 **£m**	2001 £m
Operating profit	**81.1**	91.6
Acquisition reorganisation costs charged	**0.6**	3.7
Depreciation and amortisation	**26.0**	26.6
(Profit) loss on disposal of fixed assets	**2.5**	(0.7)
Stock	**2.1**	9.2
Debtors	**(26.1)**	14.1
Creditors	**9.9**	(20.0)
Other items	**5.0**	5.2
	101.1	129.7
Acquisition reorganisation spend	**(2.6)**	(1.2)
Other provisions spend	**(13.4)**	(4.8)
Net cash inflow from operating activities	**85.1**	123.7

Movement in net debt

	Cash £m	Overdrafts £m	Short-term deposits £m	Loans and finance leases £m	2002 Total £m	2001 Total £m
Cash flow for the year	1.1	(1.0)	-	-	0.1	(34.3)
Cash flow from changes in deposits and loans	-	-	(0.8)	8.9	8.1	55.7
Changes in net debt arising from cash flows	1.1	(1.0)	(0.8)	8.9	8.2	21.4
Exchange adjustment	(0.2)	1.2	-	16.0	17.0	(1.7)
Loan notes issued as consideration	-	-	-	-	-	(11.0)
Cash/loans in businesses acquired	-	-	1.2	(7.2)	(6.0)	(4.1)
Movement in net debt in the year	0.9	0.2	0.4	17.7	19.2	4.6
Opening net debt	18.0	(20.8)	0.5	(310.1)	(312.4)	(317.0)
Closing net debt	18.9	(20.6)	0.9	(292.4)	(293.2)	(312.4)